SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9
PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Market Announcement disclosed on October 18, 2021, which received Official Letter No. 452/2021/SE-MME informing that, on this date, the Investment Partnership Program Council ("CPPI") approved the Resolution nº 203/2021, which deals with the modeling of the privatization of Eletrobras.

The aforementioned official letter contains an attached presentation with information on the content of Resolution 203/2021.

The Company will keep the market informed about the matter subject on this Relevant Fact.

Rio de Janeiro, October 19, 2021

Elvira Cavalcanti Presta
CFO and Investor Relations Officer

Internet: www.eletrobras.com/elb/ri
E-mail: ombudsman-ri@eletrobras.com
Address: Rua da Quitanda – 9th floor.
20090-070, Centro. Rio de Janeiro - RJ
Phone Number: (21) 2514-6333 / 4627

Free translation

MINISTRY OF MINES AND ENERGY

Executive Secretary

Esplanade of Ministries - Block U, 7th floor, Brasília/DF, CEP 70065-900

Telephone: (61) 2032-5011/5211 / secex@mme.gov.br

Official Letter No. 452/2021/SE-MME

To Mr.

RODRIGO LIMP NASCIMENTO

CEO of Centrais Elétricas Brasileiras S.A. - Eletrobras

Rua da Quitanda, 196, 24th floor – Centro

20091-005 - Rio de Janeiro/RJ

Subject: Release - CPPI meeting.

Mr. CEO,

I forward, for information, the release (SEI No. 0557403) and the presentation (SEI nº 0557400) that will be made available to the press regarding the meeting of the Investment Partnership Program Council (CPPI), which will be held today.

Said documentation will also be published on the website of this Ministry.

Regards

MARISETE FÁTIMA DADALD PEREIRA

Executive Secretary

Attachments: I - Release PPI 10.19.2021 (SEI No. 0557403);

II - Presentation 18th CPPI Meeting (SEI nº 0557400).

Board approves modeling of the privatization of Eletrobras

The model approved based on BNDES studies strengthens the company's governance, increases the attractiveness of the shares to be offered, democratizes access to its capital and values the company's employees and retirees, who will have priority in the purchase of shares

At an extraordinary meeting held this Tuesday (10/19), the Investment Partnership Program Council (CPPI) unanimously approved Resolution No. 203/2021, which deals with the modeling of the privatization of Eletrobras (link). According to art. 6, item II, of Law No. 9,491/1997, it is the responsibility of the CPPI to approve the operational modality, adjustments and conditions of privatization. The decision was adopted based on specialized technical studies contracted by BNDES and concluded recently.

The aforementioned resolution details the acts of corporate restructuring of Eletrobras to be carried out before privatization, in order to segregate Itaipu Binacional and Eletronuclear so that they remain under the Union's shareholding control, as determined by law and the Federal Constitution. In addition, it requires that, prior to privatization, changes be made to Eletrobras' Bylaws to include mechanisms to encourage shareholding and prevent the exercise of control power by a single shareholder or group of shareholders. The idea is to transform the company into a true corporation, strengthening the company's management bodies, in line with the governance structure already successfully adopted by many large energy companies abroad.

The resolution also provides for several acts and contracts to finally make possible the completion of the works of the Angra 3 plant. These acts and contracts, in addition to ensuring the good governance of Eletronuclear, will allow that public investments made in the Angra 3 project do not lost, but revert to the benefit of Brazilian society.

Following what was determined by Law No. 14.182/2021, which authorized the privatization of the company, the resolution establishes that the control of the Federal Government will be pulverized through the issuance of a large volume of new shares ("primary offering"), which will also allow the raising important additional financial resources for the company. If this primary offering is not sufficient to reduce the direct and indirect participation of the Federal Government to 45% or less of the voting capital, the offering may be supplemented with the concomitant sale of the Federal Government's own shares ("secondary offering"). This measure guarantees the effective privatization of Eletrobras, increasing the attractiveness of the shares, without the Federal Government ceasing to be the main shareholder of the already privatized company.

Allocation prioritization for employees and retirees and the possibility of using up to R$ 6 billion of the FGTS

Through the resolution, the CPPI guaranteed priority to employees and retirees of Eletrobras and its subsidiaries to acquire up to 10% of the total shares offered. This is

fair retribution to employees who have contributed or are still contributing to the company's growth.

In addition to any individual resident and domiciled in Brazil being able to directly acquire the shares offered, the resolution allows the indirect purchase of shares through privatization mutual fund (FMP) quotas, acquired with funds corresponding to up to 50% of the account balance linked to the FGTS. In total, the CPPI authorized the use of up to R$ 6 billion of the FGTS balance for this type of investment. Additionally, a low entry fee for participation was established by individual investors through this modality: R$ 200.00.

In addition to significantly increasing the attractiveness of the public offering of shares, these incentives provided for in the resolution democratize Eletrobras' capital stock and will encourage the entry of new individual investors into the Brazilian capital market.

According to the Special Secretary of the PPI, Martha Seillier, "the approval of the resolution is a crucial step in Eletrobras' privatization process. In addition to providing the main guidelines for the company's capitalization, today's CPPI decision clearly signals to the market and society the Federal Government's commitment to moving forward with the privatization of the company, an extremely important measure for the Brazilian electricity sector and for the balance of public accounts. We intend to continue faithfully following the proposed schedule."

Remember the Eletrobras Privatization process

Brazil needs a strong, efficient and competitive Eletrobras, capable of facing the investments needed to meet the increase in electricity consumption. In this sense, capitalization is essential for a promising future, not only for the company, but also for the electricity sector as a whole. To accomplish this mission, Eletrobras needs a substantial volume of resources, which the Federal Government does not have. Creating an attractive environment for investors will increase competitiveness in the sector, which in turn will reduce prices for the population.

Thus, on February 23, 2021, the Executive Branch forwarded Provisional Measure No. 1,031 to the National Congress, which provided for the privatization model of Centrais Elétricas Brasileiras SA - Eletrobras, enabling the hiring, by BNDES, of studies necessary for the structuring of privatization.

CPPI Resolution No. 167, of March 19, 2021, recommended to the President of the Republic the inclusion of Eletrobras in the PND and its qualification, in the PPI, for the beginning of the studies necessary for the structuring of the capitalization process, observing the guidelines established in the Provisional Measure No. 1,031, of February 23, 2021.

Through Decree 10.670 of April 8, 2021, the President of the Republic accepted the CPPI recommendations.

Common questions

1- Will the Government sell Eletrobras?

Eletrobras will issue new shares to capitalize. The Federal Government will not exercise its right to purchase new shares, and thus its participation in the company's capital stock will be diluted with the capitalization. If the primary offering is not enough to dilute the Union's direct and indirect stake to 45%, there will be a secondary offering, in which the government will sell part of its shares, consequently raising capital for itself.

2- Why capitalize Eletrobras?

Once capitalized, Eletrobras will be able to resume its investment capacity, as it has been investing less than necessary, reducing its market share and obtaining lower margins in relation to its competitors. Despite being the largest company in the sector in Brazil, it currently does not participate in auctions for new projects due to lack of resources. Eletrobras' return to auctions will increase the dispute, reinforce competition in the sector and, consequently, benefit the Brazilian citizen. The privatization of Eletrobras will contribute to attracting new resources for the company, strengthening its cash flow and recovering its investment capacity over time. With this, Eletrobras will have greater capacity to cooperate with the sustainable expansion of the electricity sector, through new electricity generation and transmission projects.

3- And what about the current employees of the Eletrobras Group?

All commitments and collective agreements already signed by the company with its employees will be fulfilled and respected, regardless of the company's capitalization process.

4- If Eletrobras starts to invest more, is this good for Brazil?

Yes, Eletrobras is currently the largest electricity generation and transmission company in the country, however, due to its low investment capacity in recent years, it cannot compete with other companies in the sector. Once the company regains its investment power, it will increase competitiveness in the energy sector, consequently reducing the price of energy. In addition, Eletrobras will also be able to invest in improving its assets in various regions of the country.

5- How much has the government contributed to Eletrobras in recent years?

In the last 5 years, the government made R$4.8 billion in contributions to Eletrobras. Once the company is capitalized and privatized, the Federal Government will not need to inject capital into the company, opening space for investments in areas such as health, safety and education.

6- Does the privatization of Eletrobras benefit the electricity sector?

The privatization of Eletrobras will increase the company's efficiency and the company will be able to invest more. As a state-owned company, Eletrobras has not been able to meet investment demands. In addition, privatization will benefit the sector with more liquidity and will open the way for the development of the Brazilian energy sector, motivating the creation of an attractive environment for investors, revitalization of water resources and a structural reduction in energy generation costs.

7- Will Eletrobras invest in the country's regional development?

Eletrobras will invest R$ 6.7 billion in the revitalization of hydrographic basins and navigability, including the hydrographic basins of the São Francisco, Madeira, Tocantins and Parnaíba rivers, in the Furnas reservoir and in the river navigability of Furnas. In addition, R$2.1 billion will be invested in energy efficiency in the Northern Region of Brazil. Today, Decree 10,838/21 was published, which regulates Eletrobras' obligation to revitalize the hydrographic basins of the São Francisco and Parnaíba rivers, and those located in the areas of influence of the reservoirs of the Furnas hydroelectric plants.

8- Will Eletrobras have a new controller?

The company will have pulverized control and no shareholder will be able to have a voting power greater than 10% of the voting capital – a rule that even applies to the Union. In addition, the State will continue to be part of the company's decisions, although it is no longer the controlling shareholder. The State no longer controls the company, but will hold special class shares ("Golden Share"), guaranteeing a veto to preserve the 10% restriction on the exercise of voting rights.

MINISTÉRIO DA ECONOMIA PÁTRIA AMADA BRASIL GOVERNO FEDERAL PROGRAMA DE PARCERIAS DE INVESTIMENTOS PPI

18th PPI Council Meeting

(2nd Extraordinary Meeting of 2021)

October 19,2021

Agenda for the 2nd CPPI Extraordinary Meeting 2021

Eletrobras

Eletrobras – approval of structuring of the privatization


MG
RJ

BR-116/493/RJ/MG (Rio-Valadares)
approval for the structuring of the privatization

MINISTRY OF MINES AND ENERGY

- 1st Decision:
  - ✓ Approval of the structuring of the privatization of Centrais Elétricas Brasileiras S.A. (Eletrobras)

Privatization Evolution

PROVISIONAL MEASURE (MP) No. 1,031

02/23/2021

Resumption of the privatization process

HIRING OF CONSULTANTS

07/06/2021

Financial, Legal, Technical and Accounting advisors

LAW No. 14,182

07/12/2021

Ratification and specification of the terms of the MP

DECREE FOR THE CREATION OF ENBPAR

09/13/2021

Necessary to maintain public programs and control Itaipú and Eletronuclear

DEVELOPMENT OF STUDIES

10/18/2021

Due Dilligence, financial evalutions and structuring of the capitalization

CPPI RESOLUTION AND DELIVERY OF THE STUDIES TO TCU

10/19/2021

Definition of the essential parameters of the capitalization

Benefits for the company

Lower Cost of Market Funding

Capitalization enables the reduction of market funding costs, either in the form of debt or equity

Balance Sheet Strengthening

Capital injection strengthens the balance sheet and prepares the company to meet the strong demand as the economy recovers

Investment Capacity

Reinvigoration of the company's investment potential as a result of ceasing to be a state-owned company, which is no longer dependent on the availability of Federal Government resources

Enhancement of the Portfolio Assets

Capital contribution will back contract extensions and de-entitlement of generating units, substantially improving the profile of the current portfolio of assets

Governance Improvement

Eletrobrás promoted to Corporation, fostering the "G" of ESG and aligning interests between shareholders and management

Regional Benefits

R$6.7 billion for watershed revitalization and navigability[1;2]


Watershed investment
(São Francisco, Madeira, Tocantins e Parnaíba)
Investment in Furnas reservoirs
Investment in river navigability and Furnas reservoirs

R$2.1 billion for investments in energy efficiency in the Northern Region[3]


Benefited region

1. According to Articles 6, 7 and 8 of Law No. 14,182/2021
2. Decree No. 10,838/21 was published on 10/18/2021, regulating investments in watersheds and navigability
3. According to Article 7th of Law No. 14,182/2021

Benefits for everyone

Eletrobras' investment in generation (R$ billion)[1]


6.21
1.84
6.65
Average Investment 11-20
Investment 20
Additional Investment 21+

Eletrobras' investment in transmission (R$ billion)[1]


3.21
0.72
3.05
Average Investment 11-20
Investment 20
Additional Investment 21+

Additional Investment in **Generation**:

20+ thousand potential new jobs

+

Additional Investment in **Transmission**:

7+ thousand potential new jobs

=

Resumption of investment to historical average will represent creation of more than 27 thousand jobs

1. BNDES Study Estimates – Additional investments premise: projected investments by Eletrobras

Benefits for everyone

1. R$29.8 billion for the Energy Development Account (CDE): converted into tariff moderation for consumers

2. The set of measures generates **zero tariff impact**

3. De-entitlement of power plants: reduction in the volatility of the tariff flag, bringing greater predictability of the value of the electricity bills for consumers



Benefits for all

1. R$ 23.2 billion in payment of grant bonuses to the Federal Government

2. Reduced need for capital injections by the Federal Government, which made **contributions of R$4.8 billion over the last 5 years**

3. Creates more room for Federal Government investments in **health, security and education**

4. Appreciation of Eletrobras shares: value capture by the Federal Government, which will remain a shareholder



Resumption of Investments at Eletronuclear:
Completion of Angra 3

+ Capacity
1,405 MW with 82% capacity factor 10 million MWh/year enough for BH + Brasília consumption

+ Investiments
Estimated Capex of R$18.6 billion Construction at 66% with completion in 2026, German technology (Siemens/KWU), Consolidation of nuclear knowledge

+ Energy
Generation of energy in periods of drought,
Less dependence on the climate, Greater security for the electricity system



+ Clean Energy
No greenhouse gas emissions

+ Employment
Creation of +7,000 direct jobs, Improvement of income and regional economy,
New business opportunities

Parameters of the Offer

INITIAL STATUS[1]:

R$39,4 billion

Federal Government owns 61.77% of R$63.7 billion

REFERENCE VALUE OF THE PRIMARY OFFER :

R$23.2 billion
(Grant Amount)

If the Primary Offer is not sufficient to dilute the Federal Government's participation to 45% or less

SECONDARY OFFER

Additional volume for Federal Government to reach 45% of the Ordinary Shares

=

DILUTION OF THE GOVERNMENT TO 45% OF THE COMMON SHARES OF ELETROBRAS

Consolidated Participation of Government in Voting Capital


Eletrobras
27.67%
72.33%
Eletrobras
55%
45%
Union
Others
Hoje
Pós Desestatização

Consolidated Participation of Government in Total Capital


Eletrobras
38.23%
61.77%
Eletrobras
55% até 65%
35% até 45%
Union
Others
Hoje
Pós Desestatização

Democratization of Capital and Enhancement of Governance

Mechanisms to promote the democratization of capital

Employees and Retirees

- **10% of the Offering** allocated primarily to Eletrobras employees and retirees

FGTS

- **R$6 billion of FGTS funds** authorized to be allocated to the Offering
- **R$200 reais** minimum investment amount

Retail

- **R$1.000 reais** minimum investment amount
- **Minimum allocation guarantee of R$5 thousand** per investor

Corporate Governance

Prohibition for any shareholder to exercise more than 10% of the votes

Poison Pills to avoid concentration of shares in a few investors

Eletronuclear: Corporate Reorganization


3
ENBPar
Eletrobras
1
1
2
R$3.5 bi
R$1.4 bi
Eletrobras
Eletronuclear
Angra 1
Angra 2
Angra 3

1

ENBPar makes an injection of **R$3.5 billion**, to be used in the Angra 3 project, diluting Eletrobras and taking over control of Eletronuclear

Eletrobras makes an injection of **R$1.4 billion** (in addition to converting existing AFACs and settling pending dividends)

2

Eletrobras carries out the **conversion of its common shares into preferred shares** up to the maximum limit legally provided

3

Eletrobras and **ENBPar** sign an Investment Agreement, which defines obligations to participate in **raising funds for Angra 3**

Eletrobras carries out **capitalization**

Next Steps

CPPI RESOLUTION
Definition of the essential conditions of the capitalization

DECISION BY TCU: GRANT
Confirmation of the grant amount

ELETROBRAS SHAREHOLDER'S MEETING
Approval of the capitalization by the company's shareholders

ELETRONUCLEAR AND ITAIPU
Implementation of corporate changes (ENBPar becomes a controlling shareholder)

DECISION BY TCU: BID
Confirmation of capitalization details

BID

MINISTRY OF INFRASTRUCTURE

- 1 Resolution:
  - ✓ Approval of the structure of the privatization da BR-116/493/RJ/MG (Rio-Valadares)

MOTORWAY

Approval of conditions for the privatization of the concession for BR-116/465/493/RJ/MG (Rio-Valadares)

Type of Tender: auction, by international competitive bidding;

Auction Criteria: lowest value of toll fee, limited to the maximum tariff discount allowed established in the notice (17.9%), with the highest value of fixed concession;

Tariff Value: the one capable of zeroing the project cash flow discounted by the regulatory cost of capital: R$12.50/100 km for single lane and R$16.25/100 km for double lane on BR-116/MG and R$6.77/100 km for single lane and R$8.81/100 km for double lane on BR-116/465/493/RJ (under evaluation by TCU);

Minimum fixed grant amount: none;

Contract Term: 30 years, extendable for up to 5 years.

Investments (Capex): R$8.6 billion


Governador Valadares
MG
ES
São José do Rio Preto
RJ
Teresópolis
Nova Iguaçu
SP
Rio de Janeiro

September 2021

Upcoming Events

MINISTÉRIO DA ECONOMIA

PÁTRIA AMADA BRASIL GOVERNO FEDERAL

PROGRAMA DE PARCERIAS DE INVESTIMENTOS PPI

PPI auctions set for 2021

OCT

10/29/2021
BR-116/465/101 (SP/RJ) – Nova Dutra

NOV

11/04/2021
5G AUCTION

11/05/2021
3 Port Terminals in the states of AL, CE and RN

11/19/2021
5 Port Terminal RJ, RS, SC and SP

11/23/2021
5th Availability Round of the ANM

11/25/2021
BR-381/262 (MG/ES)

11/29/2021
Public Lighting - Municipality of Campinas/SP

DEC

12/13/2021
Water Sanitation in the State of Alagoas – Blocks B and C

12/15/2021
Public Lighting of the municipality of Patos de Minas (MG)

12/17/2021
2nd ANEEL 2021 Transmission Installation Auction

ANP Block Auction for Sépia e Atapu from the Surplus of Onerous Assignment

12/29/2021
Water Sanitation in the State of Rio de Janeiro – Block 3 of CEDAE

PPI auctions/projects scheduled for 2021

Port Terminals (12)

- 1 in Itaguaí/RJ 19/Nov
- 3 in Maceió/AL 1 in 05/Nov
- 2 in Santos/SP 19/Nov
- 1 in Areia Branca/RN 05/Nov
- 1 in Imbituba/SC 19/Nov
- 2 in Paranaguá/PR
- 1 in Mucuripe/CE 19/Nov
- 1 in Porto Alegre/RS 19/Nov

Motorways (2)

- BR-116/465/101 (SP/RJ) – Dutra 28/Oct
- BR-381/262 (MG/ES) 25/Nov

Airports (1)

- Reauction of São Gonçalo do Amarante (Natal/RN)

Fishing Terminals (7)

- Aracaju (SE)
- Santos (SP)
- Cananéia (SP)
- Belém (PA)
- Manaus (AM)
- Natal (RN)
- Vitória (ES)

Electricity (1)

- 1 Auction of Transmission Facilities 17/Dec

Oil & Gas (2)

- 2 Surplus Blocks of Onerous Assignment (Sépia e Atapu) 17/Dec

Mining (3)

- Caulim - Rio Capim/PA
- Copper – Bom jardim de Goiás/GO
- 5th Availability Round 23/Nov

Parks and Forests (2)

- Iguaçu (PR)
- Humaitá (AM)

Privatization (4)

- CEASAMINAS
- CBTU-MG (notice)
- EMGEA
- CODESA (notice)

Regional Development (1)

Perimitre Irrigation of Irecê/BA (notice)

Urban Mobility (1)

Metro line 2 of BH (notice)

Telecommunications (1)

5G 04/Nov

PS: Decisions on Environmental Licensing are still foreseen(5):

- Preliminary License for the Dredging of the Pedral do Lourenço/PA
- Installation License for BR-080/MT
- Installation License for BR-158/MT
- Preliminary License for BR-319/AM/RO
- Decision on unblocking BR-135/BA/MG

Subnationals (8)

1 Urban Solid Waste Concession

- Consortium Convale/MG

2 Concessions of water distribution and sanitary sewage

- Rio de Janeiro State (CEDAE remaining block) 29/Dec
- Alagoas State (blocks B and C) 13/Dec

5 Public Lighting PPP's

- Patos de Minas/MG 15/Dec
- Campinas (SP) 29/Nov
- Curitiba/PR
- Camaçari/BA
- Caruaru (PE)

2021
47 assets

R$295 billion in investments

PPI auctions scheduled for 2022

Airports (25)

16 airports in 3 blocks - 7th round
- Block RJ-MG (5): Santos Dumont/RJ, Jacarepaguá/RJ, Uberlândia/MG, Montes Claros/MG and Uberaba/MG
- Block SP-MS (5): Congonhas/SP, Campo de Marte/SP, Campo Grande/MS, Corumbá/MS and Ponta Porã/MS
- Block North 2 (6): Belém/PA, Santarém/PA, Marabá/PA, Carajás/PA, Altamira/PA and Macapá/AP

8 regional airports in Amazonas: Parintins, Carauari, Coari, Eirunepé, São Gabriel da Cachoeira, Barcelos, Lábrea e Maués

1 airport (re-tendering)
Viracopos/Campinas (SP)

Motorways (9):

- BR-116/493 (RJ/MG) - CRT
- BR-040/495 (MG/RJ) - Concer
- 6300 km of federal motorways
- BR-040 (DF/GO/MG)– re-tendering
- BR-135/316 (MA)
- BR-364/MT/RO
- BR-163/MS – re-tendering
- Rodovias Integradas do Paraná
- BR-060/153/262/DF/GO/MG – re-tendering

Railways (4)

- *Ferrogrão*
- Renovation of railway FCA
- *Estrada de Ferro* Paraná Oeste S.A. – Ferroeste
- Renovation of railway MRS

Ports (18)

- 3 Port Terminals in Santos/SP (1 in 17ª)
- 3 Port Terminals in Paranaguá/PR
- Organized Port of Itajaí (SC)
- Port of São Sebastião (SP)
- 1 terminal in Suape (PE)
- 2 terminals in Vila do Conde (PA)
- Access chanels – Ports of Paranaguá e Antonina (PR)
- 2 terminals in the Port of Rio de Janeiro/RJ
- 1 terminal in the Port of Salvador/BA
- 1 terminal in the Port of Ilhéus/BA
- 1 terminal in the Port of Mucuripe/CE
- 1 terminal in the Port of Itaqui/MA

Mining Rights (8)

- 6th to 9th Availability Rounds
- Limestone – Aveiro (PA)
- Diamant – Santo Inácio (BA)
- Coal – Candiota/RS
- Gipsita - Rio Cupari (PA)

Oil & Gas (1)

- 3rd cycle of the Permanent Offer

Regional Development (1)

- PISF

Goods Distribution (2)

- Warehouses and buildings of the CONAB
- Vegetable markets Leblon and Humaitá/RJ

Defense (1)

- PPP for Comaer

Privatization (13)

- Eletrobras
- CODESA
- ABGF
- Trensurb
- Correios
- Serpro
- Dataprev
- Telebras
- Organized Port of Santos (SP)
- EBC
- Nuclep
- CBTU/MG + metro line 2 BH

Tourism (4)

- Farm Pau D'Alho (SP)
- Fort of Santa Catarina (PB)
- Fort of Nossa Senhora dos Remédios (Fernando de Noronha/PE)
- Fort Orange (PE)

Parks and Forests (7)

- Iquiri Forest (AM)
- Castanho Forest (AM)
- National Park Chapada dos Guimarães/MT
- Lencóis Maranhenses (MA)
- National Park of Jericoacoara CE)
- National Park of São Joaquim (SC)
- National Park of Brasília (DF)

128 assets

R$339 billion in investments

PPI auctions scheduled for 2022

Subnationals (31)

1 PPP of Daycare Centers: Municipality of Teresina (PI)

2 PPP of Prisons: Municipality of Blumenau (SC) and Erechim (RS)

2 PPP of Socio-educational Units: Minas Gerais and Santa Catarina States

4 Sewerage System: Volta Redonda, Ceará State and São Gonçalo do Amarante (RN), Crato/CE

3 Water Distribution and Sewerage Treatment: Paraíba State, Porto Alegre (RS), Corsan/RS

1 Public Health: New Municipal Children and Adolescent Hospital of Guarulhos (SP)

1 Concession of urban solid waste, water and sanitary system : São Simão (GO)

3 Solid Waste: Teresina, Bauru e Consórcio Comares/CE

14 Public Lighting:

- Corumbá (MS)
- Crato (CE)
- Valparaíso de Goiás (GO)
- Nova Lima (MG)
- Alagoinhas (BA)
- Nova Iguaçu (RJ)
- Araçatuba (SP)
- Jaboatão dos Guararapes (PE)
- Cachoeiro do Itapemirim (ES)
- Barreiras (BA)
- Itanhaém (SP
- Colatina (ES)
- Ariquemes (RO)
- Toledo (PR)

Environmental Licensing (3):

- Preliminary Licensing for BR-242/MT (strech between Querência and Santiago do Norte)
- Licensing for BR 135/MG (Manga/MG - Itacarambi/MG)
- Licensing for BR-235/PE

128 assets

R$339
Billion in investments

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MINISTÉRIO DA ECONOMIA
PÁTRIA AMADA BRASIL
GOVERNO FEDERAL
PROGRAMA DE PARCERIAS DE INVESTIMENTOS
PPI